UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

December 22, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Third Party Civil Liability

Dear Sirs,

We hereby inform you that we have received a request from the Adhoc Attorney's Office to include the company in the investigation as a civilly responsible third party within the framework of the process followed by the Public Prosecutor's Office for the Interoceanic Project Section 2 and Section 3.

We wish to state that:

  Our company considers that it has not incurred in any irregularity, so we will exercise our right of defense in this case.
  We hope that the due process will be followed. If as a result of it, the company is found responsible for a civil liability we want to ensure that the company will comply with it as we have done with all of our creditors and suppliers throughout the 84 years of existence.
  We are a company that is upright and committed with the truth, where there is no room for irregular practices or fraud and we believe that the total clarification of the facts constitute the best defense for the company.
  In addition, the Graña y Montero Group is a Peruvian company that is and will be firmly rooted in the country. Our assets and operations are mainly in Peru.
  We reiterate our conviction that the search for truth will be the best way to safeguard the company and its more than 32 thousand workers.

Sincerely,

__________________________

/s/ Claudia Drago Morante
Stock Market Representative
GRAÑA Y MONTERO S.A.A

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: December 22, 2017